

September 29, 2014

Via E-mail
Brent Novak
Chief Financial Officer
Ixia
26601 West Agoura Road
Calabasas, CA 91302

  Re: **Ixia**
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed June 23, 2014
    Form 10-Q/A for the Quarterly Period Ended June 30, 2013
    Filed June 23, 2014
    File No. 000-31523

Dear Mr. Novak:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies and Estimates, page 49

Goodwill, page 52

1. We see you have recorded significant goodwill in connection with recent acquisitions. In light of the significance of goodwill to your total assets, in future filings please describe how you determine the fair value of your reporting unit for goodwill impairment testing

purposes. Further, if you conclude that your reporting unit is at risk of failing step one of the impairment testing model, please also consider the following in future filings:

- Disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Describe the key assumptions used and how the key assumptions were determined;
- Describe the degree of uncertainty associated with the key assumptions; and,
- Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you believe your reporting unit is not at risk of failing step one of the impairment testing model, please disclose that conclusion.

Results of Operations, page 54

Revenues, page 55

2.   We see in Note 5 to your financial statements you disclose revenues from two product lines, including network test and network visibility. Tell us why the revenue discussion in MD&A should not be disaggregated to separately address product and service revenues from each product line.

Restructuring, page 56

3.   You disclose that you have incurred costs for various restructuring plans. Tell us how your disclosures about these plans consider the guidance from the question under SAB Topic 5-P.4. Under that guidance, the expected effects on future earnings and cash flows resulting from an exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

Item 8. Financial Statements, page 126

Note 1. Description of Business, page 134

Goodwill, page 137

4.   In light of your recent acquisitions, describe to us the factors you considered in concluding that you continue to have a single reporting unit. Refer to FASB Topic 350-20.

Revenue Recognition, page 138

Multiple Element Arrangements and Allocation of Value, page 139

5.   We see on page 140 that you determine vendor specific evidence ("VSOE") of fair value based on a bell-shaped curve approach. Please describe to us the nature of the bell-shaped curve approach and its application in your policy. Please discuss the methodology for determining the bell-shaped curve utilized in your model and describe how the curve varies amongst transactions or when specific elements are sold separately.

Form 10-Q/A for the Quarterly Period Ended June 30, 2013

Note 14. Restatement, page 20

Quarterly financial statements as of and for the three and six months ended June 30, 2013, page 20

6.   We see that you have restated your financial statements for the quarterly periods ended March 31, 2013 and June 30, 2013 to correct errors related to revenue recognition. Please help us better understand your disclosure by responding to the following:

- Describe for us whether each of the revenue errors identified resulted from the misapplication of your revenue recognition policy or if your policy at the time of these transactions did not properly reflect the authoritative accounting literature. Please tell us whether as a result of these errors you have revised or modified your revenue recognition polices.
- Describe for us in greater detail the transactions which resulted in revenue recognition prior to delivering product functionality or other deliverables. Describe the deliverables in these arrangements and discuss the timing of their eventual delivery and recognition of revenue.

7.   We see discussion of forfeitures and re-grants of certain equity awards in this and other subsequent filings through the most recent Form 10-Q. For clarity, please provide us a quantified history of forfeitures and actual or deemed re-grants of equity awards related to the restatements. Clarify whether forfeitures relate to the restatements announced in April 2013 or April 2014, clarify how the timing of recognition of forfeitures and re-grants was determined and explain what you mean when you indicate that an award has been "deemed" to be re-granted. Further, fully explain to us how you valued and accounted for the forfeitures and subsequent actual or deemed re-granted equity awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Senior Accountant, at (202) 551-3662 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief